Exhibit 7.1

ECOPETROL S.A.

CLAWBACK POLICY

Ecopetrol S.A. (the “Company”), with the approval of the Board of Directors (the “Board”), has adopted this clawback policy (the “Policy”), in accordance with the applicable provisions of the New York Stock Exchange Company Manual (the “Clawback Rules”), enacted pursuant to the final rules adopted by the Securities and Exchange Commission in relation to compensation standards under Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

The Compensation, Nomination and Culture Committee of the Board of Directors (the “Committee”) is the body charged with evaluating, informing and giving recommendations to the Board for matters related to the Policy. In accordance with the Company’s internal decision matrix, the Corporate Vice-Presidency of Finance and Sustainable Value is the body charged with approving accounting adjustments leading to the reopening of the accounts of previous months and years. As a consequence of this authority, this Policy has been drafted by the Corporate Vice-President of Finance and Sustainable Value in such a way as to ensure its implementation and compliance by management, the Committee and the Board. Capitalized terms not otherwise defined in the Policy shall have the meanings ascribed to them in the Clawback Rules.

i.Recovery of Erroneously Awarded Incentive Compensation.  The Company shall comply with the Clawback Rules and reasonably promptly recover Erroneously Awarded Compensation Received by current or former Executive Officers of the Company (“Covered Individuals”) in the event the Company is required to prepare an accounting restatement due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any accounting restatement required to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

The Board, by decision, including the affirmative vote of a majority of the independent directors, and upon the recommendation of the Committee, may determine not to recover Erroneously Awarded Compensation pursuant to this Policy in circumstances where non-enforcement is expressly permitted by the Clawback Rules, including where recovery would violate applicable home country laws in effect before November 28, 20221.

ii.Covered Individuals.  Exhibit A of this Policy includes an initial list of the Company’s Covered Individuals, which includes executives, officers and employees of the Company whose positions are considered “first level” (reporting directly to the Chief Executive Officer as part of their duties) and who are eligible to be beneficiaries of the Company’s Long-Term Incentive and Variable Compensation Plan, or any other plan that is considered Incentive-based Compensation. The Compensation Committee, based on its analysis of any Erroneously Awarded Compensation, may recommend to the Board that it expands the list of Covered Individuals for the purposes of recovering Erroneously Awarded Compensation to include additional executives beyond those listed in Exhibit A.

iii.Covered Compensation.  This Policy applies to the Incentive-based Compensation Received by a Covered Individual:  (1) after such Covered Individual began service as an Executive Officer; (2) who served as an Executive Officer at any time during the performance period for that Incentive-based Compensation; (3) while the Company has a class of securities listed on a national securities exchange or a national securities association; and (4) during the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement as described above (or during any transition period, that results from a change in the Company’s fiscal year, within or immediately following those three completed fiscal years, as determined in accordance with the Clawback Rules).

[1]	Date set out in the New York Stock Exchange Company Manual.

The amount of Incentive-based Compensation subject to this Policy is the Erroneously Awarded Compensation, which is the amount of Incentive-based Compensation Received by a Covered Individual that exceeds the amount of Incentive-based Compensation that otherwise would have been Received by the Covered Individual had it been determined based on the restated amount (or otherwise determined in accordance with the Clawback Rules), and will be computed without regard to any taxes paid by the Covered Individual (or withheld from the Incentive-based Compensation). The Committee shall report to the Board of Directors determinations with respect to the amount of Erroneously Awarded Compensation and shall seek its approval if the intention is to extend the list of Covered Individuals contained in Exhibit A of the Policy.

iv.Method of Recovery.  The Management should inform the Committee of the manner in which any Erroneously Awarded Compensation shall be recovered. Methods of recovery may include, but are not limited to: (1) seeking direct repayment from the Covered Individual; (2) reducing (subject to applicable law and the terms and conditions of the applicable plan, program or arrangement pursuant to which the Incentive-based Compensation was paid) the amount that would otherwise be payable to the Covered Individual under any compensation, bonus, incentive, equity and other benefit plan, agreement, policy or arrangement maintained by the Company or any of its affiliates; (3) cancelling any award (whether cash or equity-based) or portion thereof previously granted to the Covered Individual; (4) apply the “Guidelines for Portfolio Management and Transfer” or equivalent document; or (5) any combination of the above.

v.No-Fault Basis.  This Policy applies on a no-fault basis, and Covered Individuals will be subject to recovery under this Policy without regard to their personal liability or involvement.

vi.Other Company Arrangements.  This Policy shall be in addition to, and not in lieu of, any other clawback, recovery or recoupment policy maintained by the Company from time to time, as well as any clawback, recovery or recoupment provision in any of the Company’s plans, awards or individual agreements, and any other rights or remedies available to the Company, including termination of employment. Moreover, no other company arrangement shall serve to restrict the scope or the recoverability of Erroneously Awarded Compensation under this Policy or in any way limit recovery in compliance with the Clawback Rules.

vii.No Indemnification.  Notwithstanding anything to the contrary set forth in any policy, arrangement, bylaws, charter, certificate of incorporation or plan of the Company or any individual agreement between a Covered Individual and the Company or any of its affiliates, no Covered Individual shall be entitled to indemnification from the Company or any of its affiliates for the amount that is or may be recovered by the Company pursuant to this Policy.

viii.Interpretation.  The Committee shall interpret and construe this Policy consistent with the Clawback Rules and applicable laws and regulation and shall make all determinations necessary, appropriate or advisable for the administration of this Policy. Any determinations made by the Committee shall be final, binding and conclusive for all affected individuals. As required by the Clawback Rules, the Company shall provide public disclosures related to this Policy and any applicable recoveries of Erroneously Awarded Compensation. To the extent this Policy conflicts or is inconsistent with the Clawback Rules, the Clawback Rules shall govern.

ix.Amendment or Termination of this Policy.  The Board reserves the right to amend this Policy at any time for any reason, subject to applicable law and the Clawback Rules. To the extent that the Clawback Rules cease to be in force or cease to apply to the Company, this Policy shall also cease to be effective.

Approved and Adopted: November 30, 2023

Exhibit A

Covered Individuals

The Individuals Covered by the Policy shall be the “first level,” principal executive officers2 of the Company who report directly to the Chief Executive Officer.  The officers listed below are beneficiaries of the Company’s Long-Term Incentive and Variable Compensation Plan and meet the definition of “Executive Officers” under the the Clawback Rules:

1.	Chief Executive Officer (CEO)
2.	Chief Financial Officer (CFO) and Vice President of Finance and Sustainable Value
3.	Chief Operating Officer (COO)
4.	Compliance Vice President and Compliance Officer
5.	Low Emissions Solutions Vice President
6.	Commercial and Marketing Vice President
7.	Vice President of Legal Affairs and General Counsel
8.	Legal Manager for M&A and Corporate Affairs
9.	Vice President of Strategy and Business Development
10.	Vice President of Science, Technology and Innovation
11.	Vice-President of Human Resources
12.	Vice-President of Supply and Services
13.	Vice-President of Sustainable Development
14.	Internal Audit Manager

[2]	Note that this is an initial list. In the event of changes to the current Company structure, the list in this exhibit will be updated accordingly.